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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [_]  Form 10-K and Form 10-KSB
              [_]  Form 20-F
              [_]  Form 11-K
              [X]  Form 10-Q and Form 10-QSB
              [_]  Form N-SAR

          For Period Ended:  December 31, 1996.

              [_]  Transition Report on Form 10-K
              [_]  Transition Report on Form 20-F
              [_]  Transition Report on Form 11-K
              [_]  Transition Report on Form 10-Q
              [_]  Transition Report on Form N-SAR
              For the Transition Period Ended:______________________________


===============================================================================
Read Attached Instruction Sheet Before Preparing From.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
===============================================================================


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  SILICON VALLEY RESEARCH, INC.

Former Name if Applicable:

Address of Principal Executive Office: 6360 San Ignacio Avenue,
                                       San Jose, California 95119-1231


PART II - RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]  (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reason why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is completing its review of certain transactions in prior periods in connection with its proposed restatement and its review of the Company's compliance with its revenue recognition policy, as previously announced, and is not able to file the Quarterly Report on Form 10-Q for the quarter ended December 31, 1996 until such review is completed.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Robert Anderson, Chairman and Chief Executive Officer (408) 361-0333

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes     [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a loss for the quarter ended December 31, 1996 ranging from $4.9 million to $5.5 million, which will include approximately $3 million of nonrecurring charges.

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                         SILICON VALLEY RESEARCH, INC.
                         -----------------------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February 14, 1997            By:  /s/ Robert R. Anderson
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                                         Robert R. Anderson
                                         Chairman and Chief Executive Officer

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